PMU News Release #09-01 TSX, NYX Symbol PMU

February 12, 2009

Pacific Rim Defers Completion of El Dorado Feasibility Study

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is deferring completion of the El Dorado feasibility study due to a number of factors, including: ongoing volatility in capital costs as changes in commodity prices begin to be reflected in the prices for capital items; uncertainty in the timing of the El Dorado permitting process; and the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities.

Key input parameters used in the feasibility study have become obsolete as the global recession runs its course. The Company believes this volatility will continue and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize.

”We are very confident in the future economic validation of the El Dorado deposits and the outstanding upside to the current resource base,” says Tom Shrake, President and CEO. “Our decision is simply good business. We see no need to spend precious capital to complete a study with an already invalid cost basis. We will wait for clarity on the timing of our permit and stabilization of the prices for capital and operating inputs.”

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. Pacific Rim Mining Corp.’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release, call 1-888-775-7097 or 604-689-1976 or email general@pacrim-mining.com.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the resolution of the El Dorado permits dispute within the minimum 90-day NOI period provided for in CAFTA; the necessity to proceed with a formal CAFTA arbitration following the minimum 90-day NOI period; the outcome of any local or international trade disputes; the granting of the necessary permits to develop and exploit the El Dorado project; the availability of sufficient funding to proceed with exploration, development, operational and corporate plans; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com